CUSIP No. 066470105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Banks.com., Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

066470105

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

654 Broadway, Suite 5

New York, NY 10012

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      November 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,209,795
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,209,795
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,209,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.49%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

1 The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on the 25,698,478 shares of Common Stock outstanding at October 31, 2010, as reported directly by the Company on its 10-Q for the quarter ended September 30, 2010.

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,209,795
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,209,795
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,209,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.49%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,023,414
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,023,414
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,023,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.76%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 186,381
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 186,381
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.73%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSON Pinnacle Fund, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 186,381
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 186,381
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.73%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on the 25,698,478 shares of Common Stock outstanding as of October 31, 2010, as reported directly by the Company on its 10-Q for the quarter ended September 30, 2010. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 3,209,795 shares of Common Stock, representing 12.49% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 3,023,414 shares of Common Stock held by Red Oak Fund, and (ii) the 186,381 shares of Common Stock held by Pinnacle Fund.

Mr. Sandberg beneficially owns 3,209,795 shares of Common Stock, representing 12.49% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 3,209,795 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 3,023,414 shares of Common Stock, representing 11.76% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 186,381 shares of Common Stock, representing 0.73% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 3,023,414 shares of Common Stock held by Red Oak Fund, and (ii) the 186,381 shares of Common Stock held by Pinnacle Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Name

Date

Buy/Sell

Quantity

Price

The Red Oak Fund, L.P.

November 15, 2010

Sell

    9,942

0.325

The Red Oak Fund, L.P.

November 16, 2010

Sell

126,900

0.187

(d)

Not applicable.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2010

By:	/s/ David Sandberg
Name: David Sandberg

RED OAK PARTNERS, LLC
By:	/s/ David Sandberg
Name: David Sandberg
Title: Managing Member

THE RED OAK FUND, L.P.
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE PARTNERS, LLP
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE FUND, LLLP
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

Footnotes

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